Exhibit 99

TXU ELECTRIC DELIVERY COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
March 31, 2006
(millions of dollars)
Operating revenues:
Affiliated	$1,234
Nonaffiliated	1,173
Total operating revenues	2,407

Operating expenses:
Operation and maintenance	823
Depreciation and amortization	456
Income taxes	154
Taxes other than income	391
Total operating expenses	1,824

Operating income	583

Other income and deductions:
Other income	2
Other deductions	12
Nonoperating income taxes	17

Interest income	58

Interest expense and related charges	269

Net income	$345